SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-10410

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HARRAH’S ENTERTAINMENT, INC.

One Harrah’s Court

Las Vegas, Nevada 89119

REQUIRED INFORMATION

The Harrah’s Entertainment Inc. Savings and Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan’s 2003 financial statements and supplemental schedule has been audited by Deloitte & Touche LLP, independent registered public accounting firm, and their report is included herein.

i

TABLE OF CONTENTS

Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, dated June 24, 2004 for years ended December 31, 2003 and 2002

Financial Statements as of and for the years ended December 31, 2003 and 2002, and Supplemental Schedule as of December 31, 2003

ii

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Harrah’s Entertainment, Inc.
Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Harrah’s Entertainment, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Memphis, Tennessee
June 24, 2004

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002

ASSETS:
Investments (Note 3)	$721,345,193	$594,504,862

Receivables:
Employer contributions receivable	634,380	162,682
Participant contributions receivable	1,026,075	—
Accrued investment income	420,633	467,153
Total receivables	2,081,088	629,835

Cash	49,733	867,087

Total assets	723,476,014	596,001,784

LIABILITIES:
Accrued administrative expenses	317,791	263,807

NET ASSETS AVAILABLE FOR BENEFITS	$723,158,223	$595,737,977

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$99,942,771	$—
Dividends	2,660,709	863,855
Interest	7,831,725	8,129,875
Other	—	(12,712)

Net investment income	110,435,205	8,981,018

Contributions:
Participant contributions	50,379,759	47,415,014
Employer contributions	28,860,060	29,805,524

Total contributions	79,239,819	77,220,538

Transfers from other plans and other transfers—net (Note 1)	9,681,696	359,009

Total additions	199,356,720	86,560,565

DEDUCTIONS:
Investment loss—net depreciation in fair value of investments	—	38,311,789
Benefits paid to participants	68,893,336	71,083,566
Administrative expenses	3,043,138	3,062,653

Total deductions	71,936,474	112,458,008

INCREASE (DECREASE) IN NET ASSETS	127,420,246	(25,897,443)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	595,737,977	621,635,420

End of year	$723,158,223	$595,737,977

See notes to financial statements.

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
AND FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN

The Harrah’s Entertainment, Inc. Savings and Retirement Plan (the “Plan”) was established on February 6, 1990. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document and subsequent amendments thereto for more complete information.

General—The Plan is a defined contribution plan. All employees of Harrah’s Entertainment, Inc. and its affiliates (the “Company”) who have a minimum of ninety days of service are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Harrah’s Operating Company, Inc. (“HOC”) is the administrator of the Plan (“Plan Administrator”). State Street Bank and Trust Company (“State Street”) is trustee of the Plan. The Plan Administrator has delegated certain of its authority to CitiStreet LLC (“CitiStreet”) for purposes of day-to-day administration and recordkeeping.

Plan Mergers and Other Transfers —On April 4, 2003, the assets of the Jazz Casino Company, LLC Savings & Retirement Plan were merged into the Plan in the amount of $9.2 million. On April 1, 2003, the assets of the Louisiana Downs, Inc. 401(k) Savings Plan were merged into the Plan in the amount of $1.3 million.

On July 10, 2003, CitiStreet, the recordkeeper for the Plan, deposited $262,781 into the Plan to fund Voluntary Compliance Operation (“VCO”) corrections made during the 2003 plan year (Note 8).

Contributions—Each year, participants may elect to contribute a designated whole percentage of their eligible compensation, as defined in the Plan. Highly compensated employees may contribute up to 7% of eligible compensation on a pretax basis, and non-highly compensated employees may contribute up to 20% of eligible compensation on a pretax basis. After-tax contributions are also permitted. The Company matching contribution is 100% up to the first 6% of eligible compensation that a participant contributes to the Plan. Effective April 1, 2003, eligible participants who attain age 50 before the Plan’s year-end may make catch-up contributions to the Plan. Contributions are subject to certain Internal Revenue Code limitations. Participants may also make rollover contributions representing distributions from other qualified defined benefit or defined contribution plans.

On March 15, 2002, the Board of Directors of Rio Properties, Inc. (“Rio”) authorized a minimum required contribution to the Plan for Rio participants in the aggregate amount of $10 million (participant pretax and Company matching contributions) for the year ended December 31, 2002. At December 31, 2002, an employer contribution receivable was recorded in the amount of $162,682 to meet the minimum required contribution and the amount was received in 2003.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings, and charged with the participant’s withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their own contributions and Company contributions into various investment options offered by the Plan, including investments in the common stock of Harrah’s Entertainment, Inc., the sponsoring employer.

Vesting—Participants are vested immediately in their own contributions plus actual investment results thereon. Vesting in the Company’s contribution portion of their accounts is based on years of vesting service in which the participant is credited with at least 1,000 hours of service, as defined. A participant vests 20% per year of vesting service and is 100% vested after five years of vesting service. However, if termination of employment is caused by disability, death, or attainment of age 65, the participant becomes fully vested in all Company contributions and investment results thereon.

Forfeitures that occur during the Plan year shall first be used to the extent necessary to restore the matching and prior plan accounts of rehired participants, as defined. Any remaining forfeitures may be used to pay administrative expenses or will be included in, reduce and be considered part of the Company’s matching contribution for the Plan year in which the forfeiture arises. The total amount of potential forfeitures available to be used were approximately $1.2 million and $2.3 million at December 31, 2003 and 2002, respectively. During the year ended December 31, 2003, Company contributions were reduced by $1.6 million from forfeited nonvested accounts. During the year ended December 31, 2002, forfeitures were not used.

Payment of Benefits—Upon termination of employment, the participant may elect to receive vested amounts in one lump-sum distribution, in equal installments, or in the form of a direct rollover to another plan as defined by the

Plan. In-service and hardship withdrawals are allowed when certain criteria are met.

Participant Loans—Participants may borrow from their Plan accounts an amount not to exceed the lesser of i) $50,000 reduced by the participant’s highest outstanding loan balance during the prior 12 months or ii) 50% of the vested balance of the participant’s account. The loans are secured by the vested balance in the participant’s account and bear interest at rates commensurate with local prevailing rates. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal installments, one per pay period, over one to five years except in the case of loans used to acquire the principal residence of the participant, which shall be repaid in a reasonable term determined at the time the loan is made, not to exceed 15 years. The interest rates on outstanding loans ranged from 4.25% to 11.5% at December 31, 2003.

Administrative Expenses—Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan Document.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value, except for its benefit-responsive investment contracts, which are valued at contract value (Note 4). Quoted market prices are used to value investments. Shares of Harrah’s Entertainment, Inc. common stock, mutual funds and common/collective trust funds are valued at the net asset value of the units or shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation (depreciation) in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

3.       INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are as follows:

	2003	2002

Harrah’s Entertainment, Inc. Stock Fund	$139,359,086	$124,459,427
Fidelity Magellan Fund	71,429,313	56,734,520
SSGA Principal Accumulation Return Fund	117,129,935	114,939,067
SSGA S&P 500 Flagship Fund	118,716,236	85,169,900
SSGA Passive Bond Market Index Fund	97,016,497	82,438,390
ICM Small Cap Institutional Class Fund	50,531,580	30,820,632
Loan Fund	45,000,001	43,049,899
Delaware Trend Fund	37,445,260	*

*  Investment did not represent 5% or more of the Plan’s net assets at December 31, 2002.

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2003	2002

Common stock	$29,384,690	$11,232,772
Mutual funds	38,607,847	(27,549,783)
Common/collective trust funds	31,950,234	(21,994,778)

	$99,942,771	$(38,311,789)

4.       INVESTMENT CONTRACT WITH INSURANCE COMPANY

The State Street Global Advisors (“SSGA”) Principal Accumulation Return Fund consists of units of a fund that holds benefit-responsive investment contracts. SSGA maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is included in the financial statements at contract value as reported to the Plan by SSGA. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair values of the investment contracts as of December 31, 2003 and 2002 were approximately $122.9 million and $121.9 million, respectively. For 2003, the average yield and crediting interest rates were 4.51% and 4.26%, respectively. For 2002, the average yield and crediting interest rates were 5.29% and 4.88%, respectively. Crediting interest rates are reset on the first day of each month. There is no minimum crediting interest rate.

5.       RELATED PARTY TRANSACTIONS

As sponsor of the Plan, the Company, through its wholly owned subsidiary, HOC, initially pays many of the costs associated with the operation of the Plan. These costs include salaries for employees who perform administrative services solely for the Plan, rent, various service charges and other direct costs of operation. The Plan reimbursed HOC for these costs in the amount of approximately $73,223 during 2003. The Plan did not reimburse HOC for these costs in 2002.

Certain Plan investments are shares of common/collective trust funds managed by SSGA. SSGA is the investment arm of State Street, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and recordkeeping services to SSGA and CitiStreet amounted to approximately $2.1 million and $1.8 million for the years ended December 31, 2003 and 2002, respectively. Such costs are included in administrative expenses in the accompanying financial statements.

At December 31, 2003 and 2002, the Plan held 2,800,062 and 3,014,000 shares respectively, of common stock of Harrah’s Entertainment, Inc., the sponsoring employer.

On July 10, 2003, CitiStreet, the recordkeeper for the Plan, deposited $262,781 into the Plan to fund VCO corrections made during the 2003 plan year (Note 8).

6.       PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7.       FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 5, 2002, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.       VOLUNTARY COMPLIANCE OPERATION

In June 2002, the Company filed a VCO with the Internal Revenue Service for administrative errors during 1998 to 2002. By letter dated September 25, 2003, the Company was informed by the Internal Revenue Service that their application for a compliance statement was accepted and the Plan will not be subject to disqualification.

9.       SUBSEQUENT EVENTS

Effective January 1, 2004, the Company matching contribution is equal to 50% of the first 6% of eligible compensation that a participant contributes to the Plan.  Also effective January 2004, the Harrah’s Entertainment, Inc. Stock Fund is designated as an employee stock ownership plan (“ESOP”). With respect to dividends paid on shares of Harrah’s Entertainment, Inc. common stock held in the ESOP portion of the Plan, participants are permitted to elect to receive cash payouts of the dividends or to leave the dividends in the Plan to be reinvested in shares of Harrah’s Entertainment, Inc. common stock.

10.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2003 and 2002, the Plan had approximately $148,626 and $184,720, respectively, of benefit payments approved and processed for payment, which had not been paid. These amounts will be recorded as liabilities in the Plan’s Form 5500; however, these amounts are not recorded as liabilities in the accompanying financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002

Net assets available for benefits per the financial statements	$723,158,223	$595,737,977
Less: Amounts currently payable	(148,626)	(184,720)

Net assets available for benefits per the Form 5500	$723,009,597	$595,553,257

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$68,893,336
Add: Amounts currently payable at December 31, 2003	148,626
Less: Amounts currently payable at December 31, 2002	(184,720)

Benefits paid to participants per the Form 5500	$68,857,242

*****

Preliminary Draft - For Discussion Purposes Only	June 24, 2004
To be returned to Deloitte & Touche LLP and not to be reproduced in any form without their permission	11:18 AM

HARRAH’S ENTERTAINMENT, INC. SAVINGS AND RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Current Value

*	Harrah’s Entertainment, Inc. Stock Fund	Common Stock	$139,359,086
*	State Street Global Advisors S&P 500 Flagship Fund	Common/Collective Trust Fund	118,716,236
	ICM Small Cap Institutional Class Fund	Mutual Fund	50,531,580
*	State Street Global Advisors Short-Term Investment Fund	Interest-bearing cash	8,205,150
	Delaware Trend Fund	Mutual Fund	37,445,260
	Fidelity Magellan Fund	Mutual Fund	71,429,313
*	State Street Global Advisors Principal Accumulation Return Fund	Common/Collective Trust Fund	117,129,935
*	State Street Global Advisors Passive Bond Market Index Fund	Common/Collective Trust Fund	97,016,497
*	State Street Global Advisors Active U.S. Large Cap Value Fund	Common/Collective Trust Fund	9,361,447
	Wells Fargo Large Company Growth Fund	Mutual Fund	11,086,746
	Putnam International Growth Fund	Mutual Fund	16,063,942
*	Loan Fund	Participant loans with interest rates from 4.25% to 11.5%	45,000,001
			$721,345,193

*   Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

HARRAH’S ENTERTAINMENT, INC.
SAVINGS AND RETIREMENT PLAN

June 28, 2004	By:	/s/ ELAINE LO
Elaine Lo, Member, Administrative Committee

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm